# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SOUTHWEST AIRLINES CO, CIK 0000092380
CUSIP: 844741108
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 2702 LOVE FIELD DR, P O BOX 36611, DALLAS, Texas (TX), 75235
Date of event which requires filing of this statement: 01/29/2026
Amends the filing with accession number 0000902664-24-004970
Filed by CIK 0001791786
Persons authorized to receive notices and communications: Legal Department, Elliott Investment Management L.P., 360 S. Rosemary Ave, 18th Floor, West Palm Beach, Florida (FL), 33401, 212-974-6000; Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Elliott Investment Management L.P. (CIK 0001791786): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 46,600,000; shared voting power 0; sole dispositive power 46,600,000; shared dispositive power 0; aggregate amount beneficially owned 46,600,000 (9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: SOUTHWEST AIRLINES CO
Address of issuer's principal executive offices: 2702 LOVE FIELD DR, P O BOX 36611, DALLAS, Texas (TX), 75235
Comment: The following constitutes Amendment No. 12 ("Amendment No. 12") to the Schedule 13D filed with the Securities and Exchange Commission on August 5, 2024 (as amended, the "Schedule 13D"). This Amendment No. 12 amends and restates Items 3, 5(a)-(c) and 6 and supplements Item 4 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 12 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate cost of the shares of Common Stock directly held by the Elliott Funds is approximately $1,260,708,046.

The Reporting Person may effect purchases of the shares of Common Stock through margin accounts maintained for the Elliott Funds with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person reduced the economic exposure of the Elliott Funds for portfolio management purposes. The Reporting Person intends for the Elliott Funds to remain significant shareholders of the Issuer based on its confidence that the Issuer's execution of ongoing strategic initiatives will translate to greater profitability, accretive capital-allocation opportunities and shareholder value creation.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Person. The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Person is based upon 517,155,080 shares of Common Stock outstanding as of October 22, 2025, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed by the Issuer with the Securities and Exchange Commission on October 23, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the shares of Common Stock effected by the Reporting Person since the filing of Amendment No. 11, which were all in the open market, are set forth on Schedule 1 attached hereto and incorporated by reference herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 of the Schedule 13D is incorporated herein by reference.

The Elliott Funds have entered into notional principal amount derivative agreements (the "Cash Derivative Agreements") in the form of cash settled swaps with respect to an aggregate of 1,938,000 shares of Common Stock of the Issuer (collectively representing economic exposure comparable to 0.4% of the shares of Common Stock of the Issuer). The Cash Derivative Agreements provide the Elliott Funds with economic results that are comparable to the economic results of ownership but do not provide them or EIM with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Cash Derivative Agreements (such shares, the "Subject Shares"). EIM disclaims beneficial ownership in the Subject Shares. The counterparties to the Cash Derivative Agreements are unaffiliated third-party financial institutions.

In addition, the Elliott Funds have entered into 70,000 option contracts with unaffiliated third-party financial institutions which are exercisable by the Elliott Funds into Cash Derivative Agreements (the "Swap Call Options"). The Swap Call Options have a strike price of $55 and an expiration date of June 18, 2026.

Collectively, the Cash Derivative Agreements and Swap Call Options held by the Elliott Funds represent economic exposure comparable to an interest in approximately 1.7% of the shares of Common Stock.

EIM has combined economic exposure in the Issuer of approximately 10.7% of the shares of Common Stock outstanding.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- Elliott Investment Management L.P.: /s/ Elliot Greenberg, Elliot Greenberg, Vice President (02/02/2026)